February 24, 2012

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Vincent J. Di Stefano, Senior Counsel

Re:	ClearBridge Energy MLP Fund Inc. (the “Fund”)
Registration Statement on Form N-2, File Numbers 333-178695 & 811-22405

Ladies and Gentlemen:

On behalf of ClearBridge Energy MLP Fund Inc. (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement of the Fund, which was originally filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2011, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”). Amendment No. 1 has been filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by letter from the staff of the Commission (the “Staff”) dated January 11, 2012, relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

Prospectus

General

Please state in your response letter whether FINRA has reviewed and approved the proposed terms, compensation and other considerations of the underwriting arrangements contained in the registration statement.

In response to the Staff’s comment, the Fund confirms the Registration Statement has been filed with FINRA and all amendments to the Registration Statement will be filed with FINRA, including Amendment No. 1. No underwriting arrangements are currently in place, but the underwriters will file such agreements with FINRA once they are available.

Please provide us with a form of prospectus supplement for each security that the Fund may offer under the shelf offering, i.e., debt and preferred in addition to the common shares supplement already provided. With respect to the common stock prospectus supplement, please include the over-allotment disclosure required by Instruction 4 to Item 1.g of Form N-2.

In response to the Staff’s comment, the Fund respectfully advises that Staff that the Fund intends to register only common stock and has revised the Registration Statement to eliminate preferred stock and debt securities. Accordingly, the Registration Statement includes a form of prospectus supplement for common stock but not for preferred stock or debt securities. The Fund has also included the over-allotment disclosure required by Instruction 4 to Item 1.g of Form N-2 in the form of prospectus supplement for common stock.

Cover

Please explain to us how the Fund is eligible to make a shelf offering pursuant to Rule 415 under the Securities Act of 1933.

The Fund respectfully submits that it is eligible to make a shelf offering pursuant to Rule 415(a)(1)(x) under the Securities Act of 1933. In no-action letters (Pilgrim America Prime Rate Trust, May 1, 1998 and Nuveen Virginia Premium Income Fund, October 6, 2006), the Staff has agreed that closed-end funds that meet the standards of Rule 415(a)(1)(x) and the requirements enumerated in Form S-3 are permitted to make shelf offerings pursuant to Rule 415(a)(1)(x) on Form N-2. The Fund meets the standards of Rule 415(a)(1)(x) and the requirements enumerated in Form S-3 and will comply with all the conditions of the above-referenced no-action letters.

Offerings

Please clarify in this section that issuance of shares below net asset value will be dilutive to the net asset value of the Fund’s common stock.

In response to the Staff’s comment, the Fund clarifies that the Fund will not issue shares below net asset value. The Fund has removed the disclosure on pages 26 and 56 of the Prospectus that inadvertently suggested that the Fund would issue shares below net asset value.

What is the maximum percent dilution that could be produced by sales of securities registered in this registration statement?

As noted in the Fund’s response to the previous comment, the Fund will not issue shares below net asset value.

Summary (p. 1)

Investment Strategies (p.2)

Please explain how the non-MLP investments described in the first paragraph of this section as offering “economic exposure” to MLPs have economic characteristics similar to those of MLPs. See Investment Company Act Release No. 24828 (January 17, 2011) (“Rule 35d-1 Adopting Release”) note 13 and accompanying text.

In response to the Staff’s comment, the Fund respectfully submits that its investment strategy is consistent with the Release referenced by the Staff and with Rule 35d-1. The Fund may invest in different types of securities, but each type of security used for the purpose of the 80% test is issued by an MLP, the general partner of an MLP, an affiliate of an MLP or another entity that holds primarily limited partnership interests in an MLP or a derivative of an MLP. Because these investments are either directly in MLP entities, in entities with assets that are primarily MLP interests or in derivatives with an underlying security that is issued by an MLP or an index of MLP securities, they therefore have economic characteristics similar to direct MLP investments.

Summary of Fund Expenses (p. 33)

Please delete the last sentence of the paragraph preceding the table.

In response to the Staff’s comment, the Fund has deleted the referenced sentence.

Disclosure elsewhere in the prospectus indicates the Fund may invest in other investment companies and sell stocks short, yet the fee table contains no line item for acquired fund fees and expenses or payment of dividends on stocks sold short. Please explain this apparent inconsistency, or make the appropriate changes to the fee table.

In response to the Staff’s comment, while the Fund reserves the right to invest in acquired funds and sell stocks short, the Fund does not currently intend to invest to any significant extent in short sales of acquired fund investments. Specifically, the Fund does not expect the fees for acquired funds to exceed 0.01% of the Fund’s net asset value. Therefore, the Fund has not listed these expenses as separate line items in Summary of Fund Expenses table.

Use of Leverage (p. 47)

Please delete “unlikely” from the last sentence of the partial paragraph at the top of this page.

In response to the Staff’s comment, the Fund has removed the requested language.

Risks (p. 48)

Please state whether the Fund has received permission from shareholders to sell Fund common stock below NAV and, if so, the terms of such authority.

In response to the Staff’s comment, the Fund does not intend to sell common stock below NAV and therefore has not obtained authority to do so from its shareholders.

Description of Shares (p. 69)

Please provide information for debt securities equivalent to that provided for common and preferred shares.

The Fund respectfully advises the Staff that the Fund is no longer seeking to register debt securities under the Registration Statement and therefore the Fund has not provided a description of the debt securities.

Statement of Additional Information

Please file Registrant’s Form of Indenture as an exhibit to the registration statement.

In response to the Staff’s comment, the Fund is no longer seeking to register debt securities under the Registration Statement and therefore the Fund has not provided a Form of Indenture.

What are the Fund’s plans regarding filing of a form T-1 Statement of Eligibility with respect to the Form of Indenture?

In response to the Staff’s comment, the Fund is no longer seeking to register debt securities under the Registration Statement and therefore the Fund has not provided a form T-1 Statement of Eligibility.

Please file as an exhibit to the registration statement a copy of the Statement of Rights and Privileges of holders of the Registrant’s preferred shares.

In response to the Staff’s comment, the Fund is no longer seeking to register preferred shares under the Registration Statement and therefore the Fund has not provided a copy of the Statement of Rights and Privileges of holders of the Fund’s preferred shares.

Please undertake to file as an exhibit to the registration statement, prior to any takedown of the shelf offering, an unqualified opinion of counsel as to the legality of the takedown.

The Fund hereby undertakes to file as an exhibit to the registration statement, prior to any takedown of the shelf offering, an unqualified opinion of counsel as to the legality of the takedown. An unqualified legality opinion is being filed with Amendment No. 1.

Please note that we have included certain changes to Amendment No. 1 other than those in response to the Staff’s comments. A copy of Amendment No. 1 marked to reflect cumulative changes to the initial filing of the Registration Statement filed with the Commission on December 22, 2011 is being sent to you under separate cover.

In connection with the above-referenced filing, the Fund hereby acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund hereby respectfully requests that the Staff declare the Registration Statement effective as soon as is practicable. Please call Sarah Cogan (212-455-3575) or Benjamin Wells (212-455-2516) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP